UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRITIUM DCFC LIMITED

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Q9225T108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. Q9225T108		Page 2 of 5

1	name of reporting person Ilwella Pty Ltd
2	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0
	6	shared voting power 0
	7	sole dispositive power 0
	8	shared dispositive power 0

9	aggregate amount beneficially owned by each reporting person 0
10	check box if the aggregate amount in row (9) excludes certain shares	☐
11	percent of class represented by amount in row (9) 0
12	type of reporting person OO

Schedule 13G
CUSIP No. Q9225T108		Page 3 of 5

Item 1.

(a)	Name of Issuer

Tritium DCFC Limited

(b)	Address of Issuer’s Principal Executive Offices

48 Miller Street, Murarrie, QLD 4172, Australia

Item 2.

(a)	Name of Person Filing

Ilwella Pty Ltd

(b)	Address of Principal Business Office or, if None, Residence

Suite 01, Level 12, 25 Bligh Street, Sydney NSW 2000, Australia

(c)	Citizenship

Ilwella Pty Ltd is a propriety limited company organized under the laws of Australia.

(d)	Title of Class of Securities

Ordinary Shares, no par value.

(e)	CUSIP Number

Q9225T108.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Schedule 13G
CUSIP No. Q9225T108		Page 4 of 5

Item 4.	Ownership

(a)	Amount beneficially owned:

See Row 9 of the cover page.

(b)	Percent of class:

See Row 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page.

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G
CUSIP No. Q9225T108		Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

Ilwella Pty Ltd

By:	/s/ Quentin Flannery
Quentin Flannery
Director